**AMSTEEL CORPORATION BERHAD** (20667-M)
A Member of The Lion Group

02042164

3 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 2 May 2002, Re: Amsteel Corporation Berhad - Pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1 (b) of Practice Note 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange (KLSE"); and

b) General Announcement dated 2 May 2002, Re: Amsteel Corporation Berhad, Lion Land Berhad and Lion Corporation Berhad (collectively, "the Companies") - Proposed Group Wide Restructuring Scheme ("Proposed GWRS").



Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

## General Announcement

Ownership transfer to **AMSTEEL** on **02-05-2002 06:15:40 PM**
Submitted by **AMSTEEL** on **02-05-2002 06:20:24 PM**
Reference No **AA-020502-85B38**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Amsteel Corporation Berhad** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Chan Poh Lan** |
| * Designation | : | **Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**AMSTEEL CORPORATION BERHAD**
**Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")**

* **Contents :-**

In accordance with Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that as at the date hereof:

1. The proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress; and

2. The High Court of Malaya has on 2 May 2002 ordered that the Company and certain of its subsidiaries ("Scheme Companies") be at liberty to convene scheme meetings within six months from 2 May 2002 for the purpose of approving the scheme of compromise and arrangement proposed to be made between each Scheme Company and its non-financial institution and/or trade creditors ("Non-FI Creditors") for the settlement of the debts owing to the Non-FI Creditors.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20667-M)

............................................

*Secretary*

02 MAY 2002

Form Version 2.0

## General Announcement

Ownership transfer to **AMSTEEL** on **02-05-2002 06:15:41 PM**
Submitted by **AMSTEEL** on **02-05-2002 06:20:31 PM**
Reference No **AA-020502-85B39**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Amsteel Corporation Berhad** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Chan Poh Lan** |
| * Designation | : | **Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**AMSTEEL CORPORATION BERHAD**
**LION LAND BERHAD AND**
**LION CORPORATION BERHAD**
**(collectively, "the Companies")**
**-PROPOSED GROUP WIDE RESTRUCTURING SCHEME ("Proposed GWRS")**

* **Contents :-**

We refer to the announcements by the Companies on 5 July 2000, 19 October 2000, 8 October 2001, 4 March 2002 and 26 March 2002 in relation to the Proposed GWRS.

We wish to announce that the High Court has on 2 May 2002 granted an order for the Companies and certain of their subsidiaries ("Scheme Companies") to convene meetings within a period of six months from 2 May 2002 for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of the Scheme Companies and their respective non-financial institution and/or trade creditors ("Non-FI Creditors") for the settlement of the debts owing to the Non-FI Creditors to facilitate the implementation of the Proposed GWRS pursuant to Section 176 subsection (1) of the Companies Act, 1965.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20667-M)

...........................................
*Secretary*

02 MAY 2002